A Strategic Combination December 2007

Transaction Overview Enerplus Resources Fund and Focus Energy Trust have agreed to combine operations Focus unitholders to receive 0.425 of an Enerplus trust unit, representing a premium of 3% (based on the 10 day weighted average price of Enerplus and Focus units on the TSX) The Board of Directors of both Trusts have unanimously approved the combination Focus Directors and Officers holding approximately 15% of Focus trust and partnership units have agreed to vote in favour of the transaction If the transaction is successful, David O'Brien and Clayton Woitas from Focus will be joining the Enerplus Board of Directors Upon completion, Enerplus unitholders will own approximately 79% of the combined trust and Focus unitholders will own 21% The combined entity will carry on as Enerplus and continue to be listed on both the TSX and the NYSE

Transaction Overview (cont'd) Enerplus executives will continue in their current roles Anticipate that Focus senior executives will only be staying through transition period Expecting a significant number of Focus staff will be offered positions Transaction is subject to approval of at least 66 2/3 of Focus unitholders and holders of exchangeable partnership units who vote Information circular expected to be mailed to Focus unitholders in late December 2007 or early January 2008 Focus unitholder vote is expected mid to late February 2008

Benefits of the Combination Expanded portfolio of resource play assets with low decline and significant drilling potential Improved operating synergies resulting from significant overlap of properties and a high concentration of operated shallow natural gas Increased technical acumen and organizational capabilities One of the strongest balance sheets in the sector with a debt/cash flow ratio of 1.0x Greater financial capacity to pursue additional M&A activity and large capital projects Increased trading volumes and improved access to capital markets

Strategically Positioned It's about getting better, not just bigger Positioned for strong operating metrics Greater percentage of operated properties and diversity of opportunities We have created a long-term sustainable business model with assets that we believe are ideally suited to a yield-oriented investment vehicle We will continue operating under the trust structure for the next three years and expect to remain a distributing entity after 2010 Our assets, skills, investor expectations and demographics support this model

Combined Corporate Profile Market Capitalization $6.6 billion Debt $1.0 billion Enterprise Value $7.6 billion Trust Units Outstanding 163.4 million (including exchangeable partnership units) Monthly Distribution Rate $0.42/unit Simple Payout Ratio 73% (distributions/cash flow from operations) Adjusted Payout Ratio 126% (Distributions + Capital Spending / Cash Flow from Operations) Debt to Cash Flow Ratio 1.0x Pro-forma 2008

Combined Operations Profile 2008 Daily Production (BOE/day) 101,000 Oil & NGLs 39% Natural Gas 61% Capital Spending ($millions) $597 Shallow Natural Gas $117 Crude Oil Waterflood $105 Deep Tight Natural Gas $68 Bakken Oil $48 Other Conventional Oil & Gas $154 Oil Sands $105 Reserves (MMBOE)* 528.7 Reserve Life Index (P+P) 14.3 years Proved RLI 9.9 years Undeveloped Land Base 1,131,000 acres * Based on Enerplus reserves at December 31, 2006 and Focus reserves at November 30, 2007

Resource Play Synergies Shallow Natural Gas & CBM • Together these two resource plays account for 23% of our daily production Crude Oil Waterfloods • Represents 17% of daily production Bakken Oil • Produces over 11,000 BOE/day or 11% of our current production Deep Tight Gas • Represents approximately 12% of our daily production Oil Sands • 60,000 bbls/day of future production potential Other Conventional Oil & Gas • Includes a variety of both operated and non-operated oil & gas production Tommy Lakes New key property in Deep Tight Gas resource play 5,600 BOE/day operated production Low operating costs and more than 3 years of low risk drilling opportunity Shackleton Combined daily production of over 13,000 BOE/day, with average 95% W.I. Over 1,500 low risk drilling locations Dominant land position provides increased potential

Shallow Natural Gas Resource Play Core development area for Enerplus since 1990 Large aerial extent, low geologic risk Repeatable, predictable large scale development Milk River, Medicine Hat and Second White Specks as producing zones Over 3,000 future drilling locations

Shackleton Shallow Gas Resource Play High average working interest of 95% makes Enerplus the dominant operator Current production of 78 MMcf/day Sweet dry gas production from shallow depths ranging between 400 to 550 meters Approximately 1,500 drilling locations constituting 4-5 years of low-risk, repeatable development opportunities Dominant land position provides increased potential for further upside Ongoing capital program has shown successful both in terms of additional production and reserves Potential for increased well density, additional compression, play extension through step-out drilling on over 250,000 net acres of undeveloped land Recompletion potential from additional Milk River intervals

Deep Tight Gas Resource Play Emerging play in western Canada with significant OGIP Currently producing over 12,000 BOE/day - 12% of production Enerplus historically participated in a non-op position given cost and complexity Recent success in Enerplus operated assets - Ansell Tommy Lakes property fits within this expanding operated deep tight gas focus

Tommy Lakes Deep Tight Gas Resource Play Deep tight gas property with low operating costs of $2.42/BOE YTD 2007 Winter access only The main producing zone is the Halfway formation Thick continuous reservoir with low permeability Total original gas in place in the main Tommy Lakes Halfway A Pool is in excess of 600 Bcf, of which roughly 34% has been produced to-date Frac program results in average stabilized production rates between 500 and 700 Mcf/day More than 3 years of low-risk drilling locations currently identified Tommy West Main Trutch East Tommy North Extensions South Extensions

The Sleeping Giant Project Bakken Oil Resource Play High netback crude oil property with low operating costs of $2.20/BOE YTD Grown production from 8,700 BOE/day to over 11,000 BOE/day Resource play characteristics with over 160 successive successful wells drilled Results from third-well/section have been positive with an estimated 30% IRR despite lower IP rates Capital spending in 2007 expected to reach $110 million Future opportunities include: Refrac program Red River prospect Play extension into North Dakota Sleeping Giant Project : 70% Working Interest; Operated North Dakota Montana

Oil Sands Future Development $1.7 billion in future oil sands development opportunities Provides a platform for growth with over 60,000 bbls/day of production over the next 10 years $835 million of initial capital associated with Joslyn $865 million of initial capital relating to Kirby Figures exclude any participation in an upgrader 2008F 2009F 2010F 2011F 2012F 2013F 2014F 2015F 2016F 2017F 2018F 2019F Joslyn I & II 0 1500 1500 1500 1500 1500 1500 1500 1500 1500 1500 1500 Kirby Phase I 0 0 0 10000 10000 10000 10000 10000 10000 10000 10000 Joslyn North Mine 0 0 0 0 15000 15000 15000 15000 15000 15000 Joslyn South Mine 0 0 0 0 0 0 0 15000 15000 15000 Kirby Phase II 0 0 0 0 0 0 0 20000 20000 Kirby SAGD - Phase I Joslyn - North Mine Joslyn South Mine Kirby SAGD Phase II bbls/day 61,500+ bbls/day Joslyn SAGD Phase II

An Exciting Future Balanced portfolio of crude oil and natural gas properties with diversification across a variety of resource plays Building off a 22 year track record of managing a yield- oriented oil and gas business Significant conventional development opportunities that will help maintain production in the years ahead Significant exposure to unconventional resource play - 60,000 bbls/day of additional production coming from oil sands over the next 10 years Conservative balance sheet which will allow the pursuit of new opportunities

Advisory This presentation contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this presentation contains forward-looking statements and information concerning: the combined trust's petroleum and natural gas production, reserves and resources, undeveloped land holdings, reserve life index, business strategy, future development and growth opportunities, prospects and asset base; the anticipated benefits from the transaction including improved operating efficiencies, field optimizations and cost reductions; enhanced liquidity and increased investor attention; future cash flows, distributions and payout ratios; value and debt levels; capital programs; future tax pools and positions; treatment under tax laws; oil and natural gas prices; and the impact of the Province of Alberta's new royalty regime. The forward-looking statements and information in this presentation are based on certain key expectations and assumptions made by Enerplus and Focus, including expectations and assumptions concerning: prevailing commodity prices and exchange rates; applicable royalty rates and tax laws; future well production rates; reserve and resource volumes; the performance of existing wells; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory, securityholder and third party approvals. Although Enerplus and Focus believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Enerplus and Focus can give no assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to the risks associated with the oil and gas industry in general such as: operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; marketing and transportation or petroleum and natural gas and loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory, securityholder and other third-party approvals; and changes in legislation, including but not limited to tax laws, royalty rates and environmental regulations. There are risks also inherent in the nature of the proposed transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two entities; incorrect assessments of the values of the other entity; and failure to obtain the required securityholder, court, regulatory and other third party approvals (or to do so in a timely manner). This presentation also contains forward-looking statements and information concerning the anticipated completion of the proposed transaction and the anticipated timing for completion of the transaction. Enerplus and Focus have provided these anticipated times in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail Focus securityholder meeting materials; the timing of receipt of the necessary regulatory, court and other third party approvals; and the time necessary to satisfy the conditions to the closing of the transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory, court or other third-party approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this presentation concerning these times.

Advisory Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the operations or financial results of Enerplus, Focus or the combined trust are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), in the case of Enerplus, on the SEC's website (www.sec.gov) or, in the case of Enerplus, at Enerplus' website (www.enerplus.com), and in the case of Focus, at Focus' website (www.focusenergytrust.com). The forward-looking statements and information contained in this presentation are made as of the date hereof and Enerplus and Focus undertake no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws. "BOE" means barrel of oil equivalent on the basis of 1 BOE to 6,000 cubic feet of natural gas. BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 1 BOE for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. This presentation uses the terms "payout ratio" and "EBITDA" (earnings before interest, taxes, depreciation and amortization), which as presented do not have any standardized meanings under Canadian generally accepted accounting principles ("GAAP") and therefore such measures may not be comparable to similar measures for other entities. "Payout ratio" is calculated as cash distributions divided by cash flow from operating activities. "EBITDA" is used by management to analyze operating performance but should not be viewed as an alternative to cash flow from operating activities, net income or other measures of financial performance calculated in accordance with GAAP. In connection with the proposed transaction, Enerplus intends to, if required, file relevant materials with the Securities and Exchange Commission (the "SEC") on a Registration Statement on Form F-10 (the "Registration Statement") to register the Enerplus Units (the "Units") to be issued in connection with the proposed transaction. Investors and unitholders are urged to read the Registration Statement and any other relevant documents to be filed with the SEC when available because they will contain important information about Enerplus and Focus, the transaction and related matters. Investors and unitholders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Enerplus through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of the Registration Statement and such other documents when they become available from Enerplus by contacting Enerplus Investor Relations at investorrelations@enerplus.com or by telephone at 1-800-319-6462.